EAGLE POINT CREDIT COMPANY

QUARTERLY UPDATE – 2Q 2023





AUGUST 15, 2023

IMPORTANT INFORMATION



This report and the information and views included herein do not constitute investment advice, or a recommendation or an offer to enter into any transaction with Eagle Point Credit Company Inc. (the "Company") or any of its affiliates. This report is provided for informational purposes only, does not constitute an offer to sell securities of the Company or a solicitation of an offer to purchase any such securities, and is not a prospectus. From time to time, the Company may have a registration statement relating to one or more of its securities on file with the Securities and Exchange Commission ("SEC"). Any registration statement that has not yet been declared effective by the SEC, and any prospectus relating thereto, is not complete and may be changed. Any securities that are the subject of such a registration statement may not be sold until the registration statement filed with the SEC is effective.

This presentation is solely for the use of the intended recipient(s). The information and its contents are the property of Eagle Point Credit Management LLC and/or the Company. Any unauthorized dissemination, copying or use of this presentation is strictly prohibited and may be in violation of law. This presentation is being provided for informational purposes only.

Investors should read the Company's prospectus and SEC filings (which are publicly available on the EDGAR Database on the SEC website at http://www.sec.gov) carefully and consider their investment goals, time horizons and risk tolerance before investing in the Company. Investors should consider the Company's investment objectives, risks, charges and expenses carefully before investing in securities of the Company. There is no guarantee that any of the goals, targets or objectives described in this report will be achieved. An investment in the Company is not appropriate for all investors. The investment program of the Company is speculative, entails substantial risk and includes investment techniques not employed by traditional mutual funds. An investment in the Company is not intended to be a complete investment program. Shares of closed-end investment companies, such as the Company, frequently trade at a discount from their net asset value, which may increase investors' risk of loss. **Past performance is not indicative of, or a guarantee of, future performance**. The performance and certain other portfolio information quoted herein represents information as of dates noted herein. Nothing herein shall be relied upon as a representation as to the future performance or portfolio holdings of the Company. Investment return and principal value of an investment will fluctuate, and shares, when sold, may be worth more or less than their original cost. The Company's performance is subject to change since the end of the period noted in this report and may be lower or higher than the performance data shown herein.

Neither Eagle Point Credit Management LLC nor the Company provides legal, accounting or tax advice. Any statement regarding such matters is explanatory and may not be relied upon as definitive advice. Investors should consult with their legal, accounting and tax advisers regarding any potential investment. The information presented herein is as of the dates noted herein and is derived from financial and other information of the Company, and, in certain cases, from third party sources and reports (including reports of third party custodians, CLO collateral managers and trustees) that have not been independently verified by the Company. As noted herein, certain of this information is estimated and unaudited, and therefore subject to change. We do not represent that such information is accurate or complete, and it should not be relied upon as such. This report does not purport to be complete and no obligation to update or revise any information herein is being assumed.

Information contained on our website is not incorporated by reference into this report and you should not consider information contained on our website to be part of this report or any other report we file with the SEC.

ABOUT EAGLE POINT CREDIT COMPANY

The Company is a non-diversified, closed-end management investment company. The Company's primary investment objective is to generate high current income with the secondary objective to generate capital appreciation, primarily through investment in equity and junior debt tranches of CLOs. The Company is externally managed and advised by Eagle Point Credit Management LLC. The Company makes certain unaudited portfolio information available each month on its website in addition to making certain other unaudited financial information available on its website (www.eaglepointcreditcompany.com). This information includes (1) an estimated range of the Company's NII and realized capital gains or losses per share of common stock for each calendar quarter end, generally made available within the first fifteen days after the applicable calendar month end, (2) an estimated range of the Company's NAV per share of common stock for the prior month end and certain additional portfolio-level information, generally made available within the first fifteen days after the applicable calendar month end, and (3) during the latter part of each month, an updated estimate of NAV, if applicable, and, with respect to each calendar quarter end, an updated estimate of the Company's NII and realized capital gains or losses per share for the applicable quarter, if available.

FORWARD-LOOKING STATEMENTS

These materials may contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Statements other than statements of historical facts included in this presentation may constitute forward-looking statements and are not guarantees of future performance or results and involve a number of risks and uncertainties. Actual results may differ materially from those in the forward-looking statements as a result of a number of factors, including those described in the prospectus and the Company's other filings with the SEC. The Company undertakes no duty to update any forward-looking statement made herein. All forward-looking statements speak only as of the date of this presentation.

TABLE OF CONTENTS



INTRODUCTION TO
EAGLE POINT CREDIT COMPANY(ECC)





INTRODUCTION TO ECC
Company and Adviser Overview



The Company: Eagle Point Credit Company Inc. (ECC)

IPO Date	▪ October 7, 2014
Primary Investment Objective	▪ To generate high current income by investing primarily in equity and junior debt tranches of collateralized loan obligations, or "CLOs"
Total Market Capitalization	▪ $877.3 million[1]
Distributions	▪ Monthly distribution of $0.16 per share of common stock beginning in April 2023 (distribution rate of 18.5%)[2] ▪ $19.03 cumulative common distributions per share since IPO[2]

The Adviser: Eagle Point Credit Management LLC

History	▪ Eagle Point Credit Management LLC ("Eagle Point" or the "Adviser") was formed in 2012 by Thomas Majewski and Stone Point Capital
Asset Under Management	▪ Over $8.2 billion[3] managed on behalf of institutional, high net worth, and retail investors

1. Combined market capitalization of ECC, ECCC, ECC PRD, ECCX, ECCW and ECCV based on securities outstanding as of June 30, 2023 and market prices as of July 31, 2023.
2. Based on ECC's closing market price of $10.36 per share on July 31, 2023 and frequency and aggregate amount of regular and supplemental distributions most recently declared by the Company. Cumulative common distribution amount is as of June 30, 2023. To date, a portion of common stock distributions has been estimated to be a return of capital as noted under the Tax Information section on the Company's website. The actual components of the Company's distributions for U.S. tax reporting purposes can only be finally determined as of the end of each fiscal year of the Company and are thereafter reported on Form 1099-DIV. A distribution comprised in whole or in part by a return of capital does not necessarily reflect the Company's investment performance and should not be confused with "yield" or "income". Future distributions may consist of a return of capital. **Not a guarantee of future distributions or yield.**
3. As of June 30, 2023 and also reflects amounts managed by Eagle Point Income Management LLC, an affiliate of the Adviser, inclusive of capital commitments that were undrawn as of such date.

4



CLO Equity is an Attractive Asset Class	▪ The Credit Suisse Leveraged Loan Index has generated positive total returns in 28 of the past 31 full calendar years[1] ▪ Eagle Point believes CLO equity provides an attractive way to obtain exposure to senior secured loans
Specialized Investment Team	▪ Eagle Point is focused on CLO securities and related investments (as well as other income-oriented investments), and each member of the Senior Investment Team is a CLO industry specialist who has been directly involved in the CLO market for the majority of his career
Differentiated Investment Strategy and Process	▪ The Company pursues a differentiated *private equity style* investment approach focused on proactively sourcing investment opportunities in CLO equity, seeking to take significant stakes and to influence key terms and conditions
Alignment of Interests	▪ Adviser and Senior Investment Team have approximately $16.2 million invested in securities issued by the Company[2]

Past performance is not indicative of, or a guarantee of, future performance.

1. The CSLLI tracks the investable universe of the US dollar-denominated leveraged loan market. The performance of an index is not an exact representation of any particular investment, as you cannot invest directly in an index. Similarly, since 2001, from a total return perspective, the Morningstar LSTA US Leveraged Loan Index experienced only three down full calendar years (2008, 2015 and 2022 with returns of -29.1%, -0.7% and -0.6%, respectively). The Morningstar LSTA US Leveraged Loan Index is a market value-weighted index designed to measure the performance of the U.S. leveraged loan market based upon weightings, spreads and interest payments.
2. Amount includes holdings of Eagle Point and its senior investment personnel as of June 30, 2023 (based on market values as of July 31, 2023).

INTRODUCTION TO ECC
Cumulative Common Stock Distributions



ECC currently pays an aggregate monthly distribution of $0.16 per share, inclusive of a $0.14 regular distribution and a $0.02 supplemental distribution[1]

ECC Cumulative Distributions Per Share[2]

Year	Value
2015	$2.35
2016	$4.75
2017	$8.00
2018	$10.40
2019	$12.80
2020	$14.12
2021	$15.76
2022	$18.13
YTD 2023	$19.03

■ Regular Distributions   ■ Special Distributions Declared During Year

1. Based on frequency of regular and supplemental distributions most recently declared by the Company.
2. As of June 30, 2023. To date, a portion of common stock distributions has been estimated to be a return of capital as noted under the Tax Information section on the Company's website. The actual components of the Company's distributions for U.S. tax reporting purposes can only be finally determined as of the end of each fiscal year of the Company and are thereafter reported on Form 1099-DIV. A distribution comprised in whole or in part by a return of capital does not necessarily reflect the Company's investment performance and should not be confused with "yield" or "income". Future distributions may consist of a return of capital. **Not a guarantee of future distributions or yield.**

INTRODUCTION TO ECC

Track Record: Common Stock Total Return and Price to Book Ratio



For the period of October 7, 2014 – July 31, 2023:

- ECC generated a total return[1] of 94.40% versus 87.01% for the S&P BDC Index[2] (annualized net total return of 7.83% for ECC versus 7.36% for the S&P BDC Index)

- ECC traded at an average premium to book value of 11.0% while the BDCs comprising the S&P BDC Index[2] traded at an average discount of -6.1%





Past performance is not indicative of, or a guarantee of, future performance.

1. Total return is calculated as the percent change in the value of $10,000 invested in ECC common stock at the time of the Company's IPO and assumes that any dividends or distributions are reinvested at prices obtained by the Company's dividend reinvestment plan on the applicable payment date. Future results may vary and may be higher or lower than those shown. Returns do not reflect the deduction of taxes that a shareholder would pay on Company distributions or the sale of Company shares.
2. The S&P BDC Index is designed to track leading business development companies (BDCs) that trade on NYSE and NASDAQ and satisfy market capitalization and equity requirements. Although ECC is not a BDC, BDCs generally invest in high yielding credit investments, as does ECC. In addition, similar to ECC, BDCs generally elect to be classified as a regulated investment company under the U.S. Internal Revenue Code of 1986, as amended, which generally requires an investment company to distribute its taxable income to shareholders. You cannot invest directly in an index.
3. Price to book is calculated as price per share divided by book value per share, which for ECC, reflects management's reported estimate of book value for periods where final determined book values are not available. Future results may vary and may be higher or lower than those shown.
Source: Bloomberg.



18.5%
Current Distribution Rate[1]

130
Number of Resets Refis Re-Pricings Calls[2]

$0.16
Monthly Distribution[1]

20
Average Years of CLO Experience of Senior Investment Team

96.3%
Exposure to Floating Rate Senior Secured Loans[3]

Number of Underlying Loan Obligors[3]
1,784

Number of CLO Equity Securities[3]
134

Number of CLO
37 Collateral Managers[3]

Past performance is not indicative of, or a guarantee of, future performance.

1. Based on ECC's closing market price of $10.36 per share on July 31, 2023 and frequency and aggregate amount of regular and supplemental distributions most recently declared by the Company. To date, a portion of common stock distributions has been estimated to be a return of capital as noted under the Tax Information section on the Company's website. The actual components of the Company's distributions for U.S. tax reporting purposes can only be finally determined as of the end of each fiscal year of the Company and are thereafter reported on Form 1099-DIV. A distribution comprised in whole or in part by a return of capital does not necessarily reflect the Company's investment performance and should not be confused with "yield" or "income". Future distributions may consist of a return of capital. **Not a guarantee of future distributions or yield.**
2. Since IPO date October 7, 2014 through June 30, 2023.
3. As of June 30, 2023.

INTRODUCTION TO ECC
Securities Outstanding



Advisor and Senior Investment Team have approximately $16.2 million invested in ECC, ECCC and ECCX[1]

Common Stock		Preferred Stock and Unsecured Notes					
NYSE Ticker	ECC	**NYSE Ticker**	ECCC	ECC PRD	ECCV	ECCW	ECCX
Description	Common Stock	**Description**	Series C Term Preferred Stock Due 2031 ($25 Liquidation Preference)	Series D Perpetual Preferred Stock ($25 Liquidation Preference)	Unsecured Notes Due 2029 ($25 Par Denomination)	Unsecured Notes Due 2031 ($25 Par Denomination)	Unsecured Notes Due 2028 ($25 Par Denomination)
Market Cap[2]	$650.9mm	**Principal**	$54.3mm	$27.3mm	$93.3mm	$44.9mm	$32.4mm
Price per Share[2]	$10.36	**Price per Share[2]**	$21.81	$20.88	$21.98	$23.87	$24.17
Distribution[3]	$0.16	**Coupon**	6.5%	6.75%	5.375%	6.75%	6.6875%
Current Distribution Rate[3]	18.5%	**Yield to Maturity[2]**	8.7%	8.1%	8.2%	7.6%	7.7%
Payment Frequency	Monthly	**Payment Frequency**	Monthly	Monthly	Quarterly	Quarterly	Quarterly
Maturity Date	N/A	**Maturity Date**	6/30/2031	Perpetual	1/31/2029	3/31/2031	4/30/2028
Callable Date	N/A	**Callable Date**	6/16/2024	11/29/2026	1/31/2025	3/29/2024	Callable
Market Value Held by Adviser and Senior Investment Team[1]	$16mm	**Market Value Held by Adviser and Senior Investment Team[1]**	$65.4K	N/A	N/A	N/A	$129.8K

1. Amount includes holdings of Eagle Point and its senior investment personnel as of June 30, 2023 (based on market values as of July 31, 2023).
2. Reflects securities outstanding as of June 30, 2023 and market price as of July 31, 2023. Yield is shown to the stated maturity based on market prices as of July 31, 2023. If called prior to stated maturity, the yield could be adversely impacted.
3. Based on ECC's closing market price of $10.36 per share on July 31, 2023 and frequency and aggregate amount of regular and supplemental distributions most recently declared by the Company. To date, a portion of common stock distributions has been estimated to be a return of capital as noted under the Tax Information section on the Company's website. The actual components of the Company's distributions for U.S. tax reporting purposes can only be finally determined as of the end of each fiscal year of the Company and are thereafter reported on Form 1099-DIV. A distribution comprised in whole or in part by a return of capital does not necessarily reflect the Company's investment performance and should not be confused with "yield" or "income". Future distributions may consist of a return of capital. **Not a guarantee of future distributions or yield.**



SENIOR INVESTMENT TEAM AND INVESTMENT PROCESS



INVESTMENT PROCESS
Senior Investment Team





Thomas Majewski
Founder and Managing Partner

27 Years of Experience

Background

Direct experience in the credit markets dating back to the 1990s

- Mr. Majewski has spent his entire 27 year career in the credit and structured finance markets

- Formerly responsible for managing diverse credit portfolio for AMP Capital/AE Capital

- Led the creation of some of the earliest refinancing CLOs, pioneering techniques that are now commonplace in the market

- Unique background as both a CLO investor and investment banker including Former Head of CLO Banking at Merrill Lynch and RBS

- EY Entrepreneur of the Year Award (2017)



Daniel Ko
Senior Principal and Portfolio Manager

17 Years of Experience

Background

Direct experience in fixed income markets dating back to 2006

- Portfolio Manager for the CLO Strategy

- Specialized exclusively in structured finance throughout entire career

- Former Vice President at Bank of America Merrill Lynch in the CLO structuring group responsible for modeling deal cash flows, negotiating deal terms with both debt and equity investors and coordinating the rating process



Daniel Spinner, CAIA
Senior Principal and Portfolio Manager

26 Years of Experience

Background

Direct experience financing and advising asset managers and funds dating back to the 1990s

- Portfolio Manager for the Defensive Income Strategy

- Former Investment Analyst at the 1199SEIU Pension responsible for the private equity, real estate and special opportunities credit portfolios

- Credit trained in 1996 at Chase Manhattan Bank

INVESTMENT PROCESS
Private Equity Approach to Fixed Income Investing



Eagle Point employs a process that we believe is more akin to a private equity-style investment approach than the typical process used by many investors in fixed income securities

Investment Strategy and Process	▪ Proactive sourcing of investment opportunities ▪ Utilization of our methodical and rigorous investment analysis and due diligence process ▪ Involvement at the CLO formation and structuring stage enables us to influence the key terms and conditions of the investment for significant primary market investments ▪ Ongoing monitoring and diligence
Objective of the Process	▪ Outperformance relative to the CLO market – In the primary market, Eagle Point seeks to invest in CLO securities that have the potential to outperform other similar CLO securities issued within the respective vintage period





CLO EQUITY OVERVIEW
Why Invest in CLO Equity?



Eagle Point believes that CLO equity provides an attractive way to obtain exposure to loans

Distribution of CLO Equity IRRs U.S. CLOs (2002 – 2011 Vintages)[1]	CLO Equity Attributes

- CLO equity has historically generated strong absolute returns with a low loss rate



4 %

96%

IRRs over 15%

Positive IRRs up to 15%

- CLOs with positive equity returns
- CLOs with negative equity returns

- Potential for strong absolute and risk-adjusted returns

- Expected shorter duration high-yielding credit investment with potential for high quarterly cash distributions

- Expected protection against rising interest rates[2]

- Expected low-to-moderate correlation over the long-term with fixed income and equity

CLO EQUITY OVERVIEW
The CLO Market is Large and Important to the Loan Market



The CLO market is the largest source of capital for the U.S. senior secured loan market[1]



U.S. Leveraged Loans Outstanding[1]



U.S. CLOs Outstanding[2]



Demand for Institutional Leveraged Loans[4]



U.S. Leveraged Loans Fund Flows ($ Billions)[5]

1. Source: Pitchbook LCD. As of June 30, 2023.
2. Source: Refinitive Leveraged Loan Monthly. As of June 30, 2023.
3. Represents Compound Annual Growth Rate ("CAGR") for the periods shown.
4. Source: Pitchbook LCD. Represents average demand for newly issued leveraged loans as of December 31, 2022.
5. Source: JP Morgan.

CLO EQUITY OVERVIEW
Positive Loan Market Track Record



From 1992 through 2022, the CSLLI generated positive total returns in 28 of the 31 full calendar years

Credit Suisse Leveraged Loan Index ("CSLLI") Annual Total Return[1]

Annualized Return: 5.5%[1]

Year	Return
1992	6.8%
1993	11.2%
1994	10.3%
1995	8.9%
1996	7.5%
1997	8.3%
1998	5.3%
1999	4.7%
2000	4.9%
2001	2.7%
2002	1.1%
2003	11.0%
2004	5.6%
2005	5.7%
2006	7.3%
2007	1.9%
2008	-28.8%
2009	44.9%
2010	10.0%
2011	1.8%
2012	9.4%
2013	6.2%
2014	2.1%
2015	-0.4%
2016	9.9%
2017	4.2%
2018	1.1%
2019	8.2%
2020	2.8%
2021	5.4%
2022	-1.1%
YTD 2023	6.3%

Source: Credit Suisse. Data as of June 30, 2023. **Past performance is not indicative of, or a guarantee of, future performance.**

1.   The CSLLI launched January 31, 1992 and tracks the investable universe of the US dollar-denominated leveraged loan market. The performance of an index is not an exact representation of any particular investment, as you cannot invest directly in an index. Similarly, since 2001, from a total return perspective, the Morningstar LSTA US Leveraged Loan Index experienced only three down years (2008, 2015 and 2022 with returns of -29.1%, -0.7% and -0.6%, respectively). The Morningstar LSTA US Leveraged Loan Index is a market value-weighted index designed to measure the performance of the U.S. leveraged loan market based upon weightings, spreads and interest payments.

CLO EQUITY OVERVIEW
Senior Secured Loans are the Raw Materials of CLOs



Senior Secured Loans Represent "Pure" Credit Exposure

Senior	Senior position in a company's capital structure
Secured	First lien security interest in a company's assets
Floating Rate	Mitigates interest rate risk associated with fixed rate bonds[1]
Low LTV	Senior secured loans often have a loan-to-value ratio of approximately 40-60%[2]
Consistent Returns	Since 1992, the Credit Suisse Leveraged Loan Index experienced only three years of negative total returns

Illustrative Underlying Loan Obligors in CLOs[3]

  

  

Representative Company Capital Structure

Assets

- Cash
- Receivables
- Inventory
- Property
- Plant
- Equipment
- Brands/Logos
- Intangibles
- Subsidiaries

Liabilities and Equity	% of Capital Structure
Senior Secured Loans First priority pledge of assets	**40-60%**
Subordinated Bonds Generally unsecured	**10-20%**
Equity	**30-50%**

Moody's Average Recovery Rate (1987–2022)[4]



Reflects general market terms as of the date hereof; actual terms of any loan will vary.

Past performance is not indicative of, or a guarantee of, future performance. Please see Important Information on page 1.

1. The Adviser expects CLO equity to provide some measure of protection against rising interest rates when the applicable benchmark rate is greater than the benchmark rate floor on a CLO's underlying assets (which can typically range from 0.00% to 1.00% depending on the loan). However, CLO equity is also subject to other forms of interest rate risk, including increased risk of default by CLO's underlying obligors.
2. Loan-to-value ratio is typically based on market values as determined in an acquisition, by the public in the case of publicly traded companies, or by private market multiples and other valuation methodologies in the case of private companies.
3. The illustrative borrowers shown may not reflect a meaningful part of the portfolios of our CLO investments and have been selected to provide context regarding the general types of borrowers of U.S. senior secured loans. Most of such borrowers are not as recognizable to the public as those shown.
4. Source: Moody's Investor Services Default Trends – Global (January 2023). Senior Loans include first lien, second lien and unsecured term loans. No representation is being made as to the applicability of historical relative recovery rates to future periods. The information shown herein is for background purposes only and is the most recent data available.

CLO EQUITY OVERVIEW
The Spread in Loan Market Remains at High End of Historical Range



Historical Leveraged Loan Spreads

Legend: ■ Spread — Long Term Average — Ten Year Average

Ten Year Average: 370 bps

Long Term Average: 312 bps

Year	Spread (bps)
1992	247
1993	244
1994	233
1995	229
1996	254
1997	240
1998	238
1999	264
2000	284
2001	287
2002	303
2003	317
2004	286
2005	256
2006	255
2007	258
2008	270
2009	307
2010	352
2011	376
2012	409
2013	386
2014	386
2015	387
2016	391
2017	357
2018	348
2019	359
2020	358
2021	361
2022	369
YTD 2023	376

CLO EQUITY OVERVIEW
Loan Market Repayment Rate



Loan repayments provide capital for reinvestment within CLOs



Annual Repayment Rate

- Annual Repayment Rate
- Average

Average: 30.9%

Year	Rate
2003	48.9%
2004	56.4%
2005	48.2%
2006	44.7%
2007	37.3%
2008	8.8%
2009	14.8%
2010	26.9%
2011	40.1%
2012	38.7%
2013	46.9%
2014	27.6%
2015	21.1%
2016	29.6%
2017	38.1%
2018	24.1%
2019	21.7%
2020	18.3%
2021	30.0%
2022	13.6%
YTD 2023	14.0%

23.6% Cumulative Repayments (2008–2009)

Source: Pitchbook LCD. Data as of June 30, 2023.

CLO EQUITY OVERVIEW
CLOs are Securitizations of a Portfolio of Senior Secured Loans



The Company invests primarily in the equity and subordinated debt tranches

Assets

Liabilities + Equity

Primarily Floating Rate Collateral

Portfolio of primarily senior secured loans Rated B on average

Typically 5-7 year maturity

Senior Debt Typically AAA rated

Subordinated Debt
Various tranches typically rated from AA to B

Equity Tranche
Not rated

Primarily Floating Rate CLO Debt

Key CLO Structural Features

1. Actively managed portfolio

2. Match funded (i.e., limited refinancing risk)[1]

3. No mark to market triggers (i.e., no margin calls or forced sales)

4. Equity optionality over debt for majority holder due to protective rights

The CLO structure highlighted on this page is a hypothetical structure, and the structure of CLOs in which the Company invests may vary from the example.

1.   Since a CLO's indenture typically requires that the maturity dates of a CLO's assets (typically 5 to 7 years from the date of issuance of a senior secured loan) be shorter than the maturity date of the CLO's liabilities (typically 12 to 13 years), CLOs generally do not face refinancing risk on the CLO debt. However, CLO investors do face reinvestment risk with respect to a CLO's underlying portfolio. In addition, in most CLO transactions, CLO debt investors are subject to prepayment risk in that the holders of a majority of the equity tranche can direct a call or refinancing of a CLO, which would cause the CLO's outstanding CLO debt securities to be repaid at par.





ECC SUPPLEMENTAL INFORMATION[1]
Income Statement and Balance Sheet Highlights



	Q2 2023 (Unaudited)	Q1 2023 (Unaudited)	Q4 2022 (Unaudited)	Q3 2022 (Unaudited)	Q2 2022 (Unaudited)
U.S. GAAP Net Investment Income ("NII") before Non-Recurring Expenses[2]	$0.32	$0.34	$0.40	$0.40	$0.41
U.S. GAAP Realized Gain/(Loss) before Non-Recurring Losses[2]	(0.27)	(0.02)	(0.07)	0.07	0.02
Total U.S.GAAP NII and Realized Gain/(Loss) before Non-Recurring Losses and Expenses[2]	$0.05	$0.32	$0.33	$0.47	$0.43
Non-Recurring Losses and Expenses[2,3]	$0.00	$0.00	($0.04)	$0.00	$0.00
Total U.S.GAAP NII and Realized Gain/(Loss)[2]	$0.05	$0.32	$0.29	$0.47	$0.43
Total Portfolio Cash Distributions Received[2,4]	$0.90	$0.75	$0.70	$0.95	$1.36
Less Cash Received on CLOs called[2]	0.00	0.01	0.05	0.06	0.24
Recurring Portfolio Cash Distributions Received[2,5]	$0.90	$0.74	$0.65	$0.89	$1.12
Common Share Distributions Paid[5]	($0.48)	($0.42)	($0.42)	($0.42)	($0.42)
Total Company Expenses[2,6]	(0.21)	(0.22)	(0.27)	(0.26)	(0.27)
Total Common Share Distributions and Expenses	($0.69)	($0.64)	($0.69)	($0.68)	($0.69)
Special Common Share Distributions Declared[7]	$0.00	$0.00	($0.75)	$0.00	$0.00
Common Share Market Price (period end)	$10.16	$11.17	$10.12	$11.00	$11.78
Net Asset Value (period end)	$8.72	$9.10	$9.07	$10.23	$10.08
$ Premium / (Discount)	$1.44	$2.07	$1.05	$0.77	$1.70
% Premium / (Discount)	16.5%	22.7%	11.6%	7.5%	16.9%
(Figures below are in millions, except shares outstanding)					
Assets					
CLO Equity	$565.30	$593.87	$551.12	$594.25	$566.36
CLO Debt	71.04	54.53	55.35	53.04	47.83
Loan Accumulation Facilities	36.78	31.27	25.83	22.47	30.49
Other Non CLO Assets	37.06	36.16	34.87	10.77	5.13
Cash	41.06	12.37	56.83	24.14	14.00
Receivables and Other Assets	34.22	37.67	36.16	32.50	27.84
Liabilities					
Notes	(154.10)	(153.31)	(150.77)	(153.52)	(160.76)
Preferred Stock	(46.92)	(45.54)	(44.58)	(47.37)	(51.18)
Payables and Other Liabilities	(10.13)	(11.00)	(39.40)	(18.75)	(13.37)
Temporary Equity					
Preferred Stock	(26.19)	(26.19)	(26.14)	(26.14)	(26.14)
Net Assets	$548.12	$529.83	$499.27	$491.39	$440.20
Weighted Avg of Common Shares for the period	59,511,166	57,350,530	50,945,338	45,928,991	42,961,314
Common Shares Outstanding at end of period	62,831,478	58,226,929	55,045,981	48,025,043	43,682,137

1. The information contained herein is unaudited. The information shown is derived from the Company's 2023 Semiannual Report, 2022 Annual Report, 2022 Semiannual Report, interim quarterly unaudited financial statements and/or other related financial information.
2. Dollar amounts are per share of common stock and are based on a daily weighted average of shares of common stock outstanding for the period.
3. Q4 2022 results include non-recurring excise taxes.
4. Cash distributions include funds received from CLOs called (which includes a return of the Company's remaining invested capital in the applicable CLOs).
5. See note 3 and 5 on page 23.
6. Includes operational and administrative expenses, interest expense, distributions on 6.75% Series D Preferred Stock, management and incentive fees, as well as non-recurring expenses mentioned in note 3 above.
7. Q4 2022 special distributions relate to the distribution of excess estimated taxable income over the aggregate distributions paid to common shareholders during the 2022 tax year.



ECC Portfolio Recurring Cash Flows[2]

RECURRING PORTFOLIO CASH DISTRIBUTIONS RECEIVED[3]

	Q2 2022	Q3 2022	Q4 2022	Q1 2023	Q2 2023
Total	$1.12	$0.89	$0.65	$0.74	$0.90
Cash Received in Excess	$0.43	$0.21	($0.04)	$0.10	$0.21
Total Company Expenses	$0.27	$0.26	$0.27	$0.22	$0.21
Common Share Regular Distributions Paid	$0.42	$0.42	$0.42	$0.42	$0.48

■ Cash Received in Excess of Common Share Distributions and Total Company Expenses

■ Total Company Expenses[4]

■ Common Share Regular Distributions Paid[5]

1. The information contained herein is unaudited. The information shown is derived from the Company's 2023 Semiannual Report, 2022 Annual Report, 2022 Semiannual Report, interim quarterly unaudited financial statements and/or other related financial information and is a graphical presentation for information previously provided on page 22.
2. Dollar amounts are per share of common stock and are based on a daily weighted average of shares of common stock outstanding for the period.
3. "Recurring Portfolio Cash Distributions Received" include quarterly distributions from CLO equity, CLO debt investments and other non-CLO assets and distributions from loan accumulation facilities in excess of capital invested and exclude funds received from CLOs called. Such distributions will vary from period to period and may be adversely affected by developments in the market. No representation is being made that such distributions will continue in the future at the same levels or at all, and nothing herein constitutes a guarantee of future distributions.
4. See note 6 on page 22.
5. To date, a portion of common stock distributions has been estimated to be a return of capital as noted under the Tax Information section on the Company's website. The actual components of the Company's distributions for U.S. tax reporting purposes can only be finally determined as of the end of each fiscal year of the Company and are thereafter reported on Form 1099-DIV. A distribution comprised in whole or in part by a return of capital does not necessarily reflect the Company's investment performance and should not be confused with "yield" or "income". Future distributions may consist of a return of capital. Amounts do not reflect special distributions paid to shareholders. **Not a guarantee of future distributions or yield.**



(Figures below are in millions, except for per share amounts and shares outstanding)	Q2 2023 (Unaudited)	Q1 2023 (Unaudited)	Q4 2022 (Unaudited)	Q3 2022 (Unaudited)	Q2 2022 (Unaudited)
Distributions Received From CLO Equity[2,3]	$50.46	$39.57	$33.59	$41.50	$53.50
Distributions Received From Other Investments[3]	3.22	3.66	2.13	1.94	4.78
Total Portfolio Cash Distributions Received[3]	$53.68	$43.23	$35.72	$43.44	$58.28
Investment Income From CLO Equity	$27.12	$27.71	$28.89	$27.33	$25.53
Investment Income From CLO Debt	1.50	1.37	1.46	0.88	0.69
Investment Income From Loan Accumulation Facilities	1.14	0.94	1.02	1.58	2.54
Investment Income from Non CLO Assets	1.97	1.90	1.15	0.41	0.15
Total Gross Income	$31.73	$31.92	$32.52	$30.20	$28.91
Cash Flow Treated as Return of Capital	$17.67	$12.21	$10.65	$16.48	$29.80
Operational and Administrative Expense[4]	$1.15	$1.22	$1.02	$1.14	$0.97
Portfolio Cash Distributions Received:					
Recurring CLO Equity Distributions[3]	$50.45	$38.59	$30.81	$38.87	$43.05
Called CLO Equity Distributions[3]	0.01	0.98	2.78	2.63	10.45
Distributions Received From CLO Equity[2,3]	$50.46	$39.57	$33.59	$41.50	$53.50
Distributions Received From CLO Debt[3]	1.38	1.58	1.30	0.78	0.67
Distributions Received From Loan Accumulation Facilities[3]	0.00	0.16	0.33	1.16	4.11
Distributions Received From Non CLO Assets[3]	1.84	1.92	0.50	0.00	0.00
Total Portfolio Cash Distributions Received[3]	$53.68	$43.23	$35.72	$43.44	$58.28
Portfolio Cash Distributions Received per Common Share[2,3,5]	$0.90	$0.75	$0.70	$0.95	$1.36
U.S. GAAP NII and Realized Gain/(Loss) per Common Share[5]	$0.05	$0.32	$0.29	$0.47	$0.43
Weighted Avg of Common Shares for the period	59,511,166	57,350,530	50,945,338	45,928,991	42,961,314
Common Shares Outstanding at end of period	62,831,478	58,226,929	55,045,981	48,025,043	43,682,137

1. The information contained herein is unaudited. The information shown is derived from the Company's 2023 Semiannual Report, 2022 Annual Report, 2022 Semiannual Report, interim quarterly unaudited financial statements and/or other related financial information.
2. Cash distributions include funds received from CLOs called (which includes a return of the Company's remaining invested capital in the applicable CLOs).
3. Amounts represent cash received during the period noted. Such amounts may represent income recorded in a previous period. Distributions received from non-CLO assets prior to Q4 2022 are considered non-meaningful and are not reflected above.
4. Excludes interest expense, distributions on 6.75% Series D Preferred Stock, management fees, incentive fees and excise tax, as well as non-recurring upfront expenses associated with the offering of 5.375% Unsecured Notes due 2029.
5. Dollar amounts are per share of common stock and are based on a daily weighted average of shares of common stock outstanding for the period.



CLO Equity Holdings (as of June 30, 2023)	Vintage	Refi/Reset/Call	Years Remaining in Non-Call Period	Years Remaining in Reinvestment Period	Income Accrued During Q2 2023	Cash Received During Q2 2023	Income Accrued During Q1 2023	Return of Capital in Q2 2023	Q2 Cash Received as % of Prior Qtr Accrual	CCC+ or Lower	Junior OC Cushion	Senior AAA Spread	Weighted Average Portfolio Spread	Weighted Average Rating Factor	Diversity Score
Anchorage Credit Funding 12	2020		0.0	2.3	$231	$349	$244	$0	143%	20.33%	3.20%	N/A	4.65%	3,324	64
Anchorage Credit Funding 13	2021		0.0	3.1	$31	$55	$34	$12	162%	18.59%	4.50%	N/A	4.43%	3,367	64
Ares XXXIV	2015		0.0	1.8	$314	$605	$365	$209	166%	7.22%	2.93%	1.25%	3.51%	2,895	78
Ares XLI	2016	RF Q3-19 / RS Q1-21	0.0	2.8	$559	$891	$622	$218	143%	8.60%	5.30%	1.07%	3.56%	2,909	79
Ares XLIII	2017	RS Q2-21	0.0	3.0	$527	$902	$607	$241	148%	8.96%	4.91%	1.16%	3.55%	2,936	80
Ares XLIV	2017		0.0	2.8	$134	$242	$156	$89	156%	8.55%	4.73%	1.09%	3.57%	2,914	81
Ares XLVII	2018		0.0	0.0	$106	$389	$190	$202	205%	8.40%	1.69%	0.94%	3.51%	3,013	78
Ares LI	2019	RS Q3-21	0.0	3.0	$360	$533	$396	$15	134%	7.72%	5.14%	1.18%	3.56%	2,889	81
Ares LVIII	2020	RS Q1-22	0.5	3.5	$174	$200	$184	$0	109%	7.95%	4.96%	1.33%	3.63%	2,910	79
Ares LXIV	2022		0.8	3.8	$579	$861	$391	$371	221%	6.66%	4.76%	1.26%	3.55%	2,855	76
Bain 2021-1	2021		0.0	2.8	$280	$350	$285	$0	123%	8.25%	4.38%	1.06%	3.68%	2,859	98
Bardin Hill 2021-2	2021		0.3	3.3	$54	$74	$55	$3	134%	6.29%	5.80%	1.25%	3.81%	2,770	86
Barings 2018-1	2018		0.0	0.0	$147	$900	$298	$612	302%	7.88%	1.98%	0.95%	3.49%	2,802	90
Barings 2019-I	2019	RS Q2-21	0.0	2.8	$423	$598	$429	$158	140%	7.14%	5.06%	1.13%	3.54%	2,777	91
Barings 2019-II	2019	RS Q2-21	0.0	2.8	$449	$672	$486	$47	138%	8.12%	4.72%	1.17%	3.53%	2,760	91
Barings 2020-I	2020	RS Q3-21	0.3	3.3	$229	$297	$230	$1	129%	4.69%	5.44%	1.15%	3.50%	2,660	79
Barings 2021-II	2021		0.0	3.0	$336	$484	$342	$126	142%	5.66%	5.22%	0.76%	3.55%	2,851	83
Barings 2021-III	2021		0.5	3.6	$64	$115	$67	$31	171%	8.69%	4.56%	1.15%	3.61%	2,853	79
Barings 2022-I	2022		0.8	3.8	$314	$410	$326	$57	126%	8.55%	4.28%	1.05%	3.69%	2,927	N/A
Barings 2022-II	2022		1.0	4.0	$303	$516	$302	$11	171%	5.88%	5.39%	1.80%	3.56%	2,813	76
Blackstone Basswood Park	2021		0.0	2.8	$120	$213	$128	$56	166%	5.29%	4.63%	1.00%	3.56%	2,929	73
Blackstone Bear Mountain Park	2022		1.0	4.0	$428	$1,529	$427	$1,105	358%	4.56%	5.11%	1.80%	3.61%	2,879	66
Blackstone Bethpage Park	2021		0.3	3.3	$331	$550	$383	$15	144%	5.52%	4.31%	1.13%	3.62%	2,898	73
Blackstone Bristol Park	2016	RF Q1-20	0.0	0.0	$0	$1,190	$0	$1,190	NM	4.86%	1.36%	0.99%	3.46%	2,862	77
Blackstone Dewolf Park	2017	RF Q4-21	0.0	0.0	$0	$336	$0	$336	NM	5.75%	1.90%	0.92%	3.50%	2,928	77
Blackstone Kings Park[2]	2021		0.5	3.6	$104	$0	$0	$0	NM	6.36%	4.11%	1.13%	3.57%	2,898	68
Blackstone Whetstone Park	2021		0.6	3.6	$301	$507	$342	$0	148%	5.81%	3.70%	1.13%	3.52%	2,874	72
BBAM European CLO II	2021		0.0	3.0	$208	$499	$364	$20	137%	5.02%	4.81%	1.02%	3.97%	2,886	59
BlueMountain 2013-2	2013	RS Q4-17	0.0	0.0	$0	$237	$0	$237	NM	7.06%	-0.29%	1.19%	3.48%	3,055	89
BlueMountain 2018-1	2018		0.0	0.1	$51	$245	$102	$57	241%	7.83%	0.31%	1.12%	3.65%	2,904	97
BlueMountain XXIII	2018		0.0	0.3	$109	$293	$137	$158	213%	7.06%	2.25%	1.18%	3.73%	3,041	96
BlueMountain XXIV	2019	RS Q1-21	0.0	2.8	$260	$333	$267	$2	125%	6.63%	4.68%	1.10%	3.75%	2,899	95
BlueMountain XXV	2019	RS Q2-21	0.0	3.0	$226	$314	$237	$11	132%	6.97%	4.89%	1.20%	3.73%	2,864	96
Brigade Battalion IX	2015	RS Q2-18	0.0	0.0	$140	$768	$209	$567	367%	7.79%	3.34%	1.10%	3.89%	2,855	74
Brigade Battalion XVIII	2020	RS Q4-21	0.3	3.3	$381	$458	$376	$1	122%	6.33%	5.70%	1.20%	3.86%	2,734	N/A
Brigade Battalion XIX	2021		0.0	2.8	$294	$380	$293	$13	130%	5.59%	5.67%	1.07%	3.87%	2,816	76
Brigade Battalion XXIII	2022		0.0	2.0	$352	$380	$361	$33	105%	4.74%	5.95%	1.44%	3.72%	2,701	73
Carlyle GMS 2014-5	2014	RF Q1-17 / RS Q3-18	0.0	0.0	$16	$290	$90	$176	322%	5.12%	2.41%	1.15%	3.52%	2,791	N/A
Carlyle GMS 2017-4	2017		0.0	0.0	$7	$268	$41	$224	648%	5.65%	1.48%	1.18%	3.39%	2,873	86
Carlyle GMS 2018-1	2018		0.0	0.0	$25	$177	$68	$110	259%	6.66%	0.87%	1.02%	3.48%	2,867	92
Carlyle GMS 2018-4	2018		0.0	0.6	$110	$259	$144	$113	179%	5.23%	2.71%	1.18%	3.50%	2,846	94
Carlyle GMS 2019-4	2020	RS Q1-22	0.6	3.8	$263	$284	$277	$2	102%	5.44%	5.05%	1.33%	3.62%	2,774	94
Carlyle GMS 2021-1	2021		0.0	2.8	$380	$543	$398	$95	136%	3.80%	5.48%	1.14%	3.65%	2,729	91
Carlyle GMS 2021-4	2021		0.0	2.8	$354	$560	$369	$199	152%	3.21%	5.47%	1.13%	3.66%	2,747	89
Carlyle GMS 2021-7	2021		0.2	3.3	$333	$441	$349	$16	127%	3.07%	5.60%	1.16%	3.64%	2,757	89
Carlyle GMS 2022-1	2022		0.8	3.8	$289	$374	$305	$71	122%	4.26%	4.84%	1.20%	3.71%	2,823	85
CIFC 2013-II	2013	RS Q4-17 / RF Q2-21	0.0	0.0	$35	$526	$83	$408	631%	6.46%	3.44%	1.00%	3.42%	2,826	85
CIFC Funding 2014	2014	RF Q2-17 / RS Q1-18	0.0	0.0	$33	$478	$0	$478	NM	6.08%	2.31%	1.11%	3.45%	2,897	84
CIFC Funding 2014-III	2014	RF Q3-17 / RS Q4-18	0.0	0.3	$34	$442	$45	$396	978%	6.47%	2.38%	1.21%	3.52%	2,974	92
CIFC Funding 2014-IV	2018	RF Q1-17 / RS Q4-18/ RS Q4-21	0.5	3.6	$103	$140	$97	$0	145%	6.29%	4.70%	1.18%	3.66%	2,890	90
CIFC Funding 2015-III	2015	RS Q1-18	0.0	0.0	$0	$264	$0	$264	NM	7.87%	2.10%	0.87%	3.13%	2,610	75
CIFC Funding 2019-III	2019	RS Q3-21	0.3	3.3	$96	$120	$94	$0	127%	5.06%	5.55%	1.16%	3.64%	2,848	94
CIFC Funding 2019-IV	2019	RS Q3-21	0.3	3.3	$410	$514	$408	$13	126%	4.95%	5.07%	1.17%	3.57%	2,870	92
CIFC Funding 2019-V	2019		0.5	3.5	$446	$462	$248	$138	186%	5.04%	5.30%	1.15%	3.63%	2,868	93
CIFC Funding 2020-I	2020	RS Q3-21	0.0	3.0	$384	$410	$379	$8	108%	4.92%	5.50%	1.16%	3.58%	2,865	91
CIFC Funding 2020-II	2020		0.3	3.3	$208	$269	$115	$107	233%	4.43%	5.28%	1.17%	3.60%	2,887	90
CIFC Funding 2020-IV	2021		0.0	2.5	$274	$332	$273	$11	122%	3.08%	5.90%	1.32%	3.60%	2,881	88
CIFC Funding 2021-III	2021		0.0	3.0	$460	$629	$460	$19	137%	4.80%	5.33%	1.14%	3.66%	2,931	84
CIFC Funding 2021-VI	2021		0.3	3.3	$406	$550	$415	$16	133%	4.04%	5.49%	1.14%	3.66%	2,907	82
CIFC Funding 2022-I	2022		0.7	3.8	$460	$536	$458	$34	117%	3.05%	5.61%	1.32%	3.73%	2,923	78
CIFC Funding 2022-VI	2022		1.2	4.0	$308	$620	$235	$25	264%	4.33%	5.53%	2.25%	3.70%	2,982	70
CSAM Madison Park XXI	2016	RS Q4-19 / RF Q4-21	0.0	1.3	$232	$275	$230	$28	120%	8.52%	4.32%	1.10%	3.85%	2,930	75
CSAM Madison Park XXXIV	2016		0.0	1.5	$187	$251	$182	$58	138%	8.92%	4.25%	1.27%	3.82%	2,914	76
CSAM Madison Park XXII	2019	RS Q1-20	0.0	0.8	$303	$407	$306	$8	133%	7.71%	4.06%	1.12%	3.86%	2,945	75
CSAM Madison Park XL	2013	RS Q2-17 / RF Q1-21	0.0	0.0	$210	$585	$197	$361	297%	8.68%	3.03%	0.99%	3.61%	2,945	74
CSAM Madison Park XLIV	2018	RF Q4-20	0.0	0.6	$245	$373	$247	$121	151%	8.05%	4.67%	1.19%	3.81%	2,938	76
CSAM Madison Park XLVII	2020		0.0	2.6	$80	$105	$77	$0	136%	6.59%	6.12%	1.37%	3.86%	2,953	68
Cutwater 2015-I	2015	RS Q4-18	0.0	0.0	$0	$588	$0	$588	NM	29.33%	1.04%	1.22%	3.85%	3,581	42

1. The portfolio level data contained herein is derived from the Company's 2023 Semiannual Report, interim quarterly unaudited financial statements and/or other related financial information, CLO trustee reports, custody statements and/or other information received from CLO collateral managers. Excludes CLO debt and loan accumulation facilities. Dollar amounts in thousands.
2. As of June 30, 2023, the CLO either had not reached its first payment date or, in the case of secondary purchases, had not made a payment since the Company owned the security.

25



CLO Equity Holdings (as of June 30, 2023)	Vintage	Refi/Reset/Call	Years Remaining in Non-Call Period	Years Remaining in Reinvestment Period	Income Accrued During Q2 2023	Cash Received During Q2 2023	Income Accrued During Q1 2023	Return of Capital in Q2 2023	Q2 Cash Received as % of Prior Qtr Accrual	CCC+ or Lower	Junior OC Cushion	Senior AAA Spread	Weighted Average Portfolio Spread	Weighted Average Rating Factor	Diversity Score
Eaton Vance 2015-1	2015		0.0	0.0	$31	$306	$59	$243	520%	8.86%	0.85%	1.09%	3.50%	2,989	80
Eaton Vance 2020-2	2020		0.5	3.5	$412	$516	$395	$120	131%	4.21%	5.60%	1.15%	3.59%	2,856	78
Elmwood 14[2]	2022		1.0	4.0	$158	$0	$0	$0	NM	3.27%	4.56%	1.54%	3.54%	2,669	83
Elmwood 17[2]	2022		0.8	3.8	$59	$0	$0	$0	NM	4.05%	4.97%	1.32%	3.55%	2,717	84
First Eagle Lake Shore MM I	2019	RS Q2-21	0.0	1.8	$568	$553	$564	$5	98%	20.03%	3.80%	1.72%	5.29%	3,695	49
First Eagle Wind River 2013-2	2013	RS Q4-17 / RF Q3-21	0.0	0.0	$0	$430	$0	$430	NM	10.25%	1.24%	1.00%	3.59%	2,894	75
First Eagle Wind River 2014-1	2014	RF Q1-17 / RS Q2-18	0.0	0.0	$0	$110	$0	$110	NM	8.10%	0.59%	1.05%	3.68%	2,802	80
First Eagle Wind River 2014-3	2015	RF Q2-17 / RS Q3-18 / RF Q4-20	0.0	0.3	$0	$381	$7	$381	5727%	8.27%	1.89%	0.81%	3.69%	2,828	76
First Eagle Wind River 2017-1	2017	RF Q4-19 / RS Q1-21	0.0	2.8	$448	$507	$434	$2	117%	8.22%	5.15%	1.06%	3.62%	2,863	84
First Eagle Wind River 2017-3	2017	RS Q2-21	0.0	2.8	$577	$824	$586	$126	141%	8.24%	5.32%	1.15%	3.64%	2,812	82
First Eagle Wind River 2018-1	2018		0.0	0.0	$286	$748	$328	$426	228%	9.29%	2.99%	1.07%	3.60%	2,856	81
First Eagle Wind River 2019-2	2019	RS Q1-22	0.5	3.5	$500	$627	$497	$19	126%	6.85%	5.58%	1.35%	3.67%	2,823	78
First Eagle Wind River 2022-2	2022		1.0	4.1	$385	$486	$396	$109	123%	5.82%	5.12%	1.57%	3.86%	2,802	67
Generate 9	2021		0.3	3.3	$462	$671	$259	$285	259%	7.46%	6.04%	1.20%	3.66%	2,886	86
Greywolf IV	2019		0.0	2.8	$200	$223	$187	$0	120%	10.13%	3.26%	1.49%	3.68%	2,999	75
HarbourView VII	2018	RF Q1-17 / RS Q2-18	0.0	0.0	$0	$0	$0	$0	NM	6.92%	-0.82%	1.13%	3.49%	2,825	83
KKR 36	2021		0.3	3.3	$228	$310	$219	$51	141%	10.87%	4.78%	1.18%	3.91%	2,995	74
Marathon VI	2014	RF Q2-17 / RS Q2-18	0.0	0.0	$0	$0	$0	$0	NM	36.38%	-6.20%	N/A	3.97%	3,880	36
Marathon VII	2014	RF Q2-17	0.0	0.0	$0	$0	$0	$0	NM	87.16%	-29.79%	N/A	5.26%	5,903	6
Marathon VIII	2015	RS Q3-18	0.0	0.3	$0	$226	$0	$226	NM	11.10%	-0.41%	1.25%	3.77%	2,926	91
Marathon X	2017		0.0	0.0	$0	$0	$0	$0	NM	11.45%	-1.08%	1.01%	3.72%	2,928	74
Marathon XI	2018		0.0	0.0	$0	$42	$0	$42	NM	9.64%	-0.53%	1.15%	3.67%	2,872	93
Marathon XII	2018	RF Q3-20	0.0	0.0	$0	$129	$0	$129	NM	8.38%	0.02%	1.18%	3.74%	3,023	93
Muzinich 1988 CLO 1	2022		1.4	3.5	$114	$371	$96	$202	386%	0.43%	5.70%	2.45%	3.49%	2,398	74
Muzinich 1988 CLO 2[2]	2022		1.7	4.8	$117	$0	$10	$0	NM	0.00%	6.15%	2.32%	3.53%	2,352	74
MJX Venture 41	2021		0.0	2.6	$132	$182	$132	$16	138%	4.23%	5.24%	0.98%	3.89%	2,567	99
Octagon 26	2016	RS Q2-18	0.0	0.0	$51	$533	$188	$348	283%	7.13%	1.44%	1.05%	3.65%	2,806	84
Octagon 27	2016	RS Q3-18 / RP Q3-20	0.0	0.0	$50	$508	$169	$343	300%	7.07%	1.46%	1.09%	3.67%	2,803	84
Octagon 29	2016		0.0	1.6	$166	$375	$186	$180	202%	6.80%	2.83%	1.18%	3.71%	2,749	84
Octagon 37	2018		0.0	0.1	$15	$75	$23	$51	321%	5.84%	0.77%	1.04%	3.62%	2,672	88
Octagon 44	2019	RS Q3-21	0.2	3.3	$344	$552	$388	$105	142%	6.31%	3.70%	1.18%	3.70%	2,764	86
Octagon 46	2020	RS Q3-21	0.0	3.0	$384	$470	$400	$4	117%	6.65%	3.67%	1.16%	3.73%	2,707	85
Octagon 48	2020		0.3	3.3	$334	$508	$334	$113	152%	5.37%	5.38%	1.15%	3.72%	2,704	87
Octagon 50	2020	RS Q4-21	0.4	3.5	$310	$404	$321	$3	126%	5.96%	4.36%	1.15%	3.72%	2,671	83
Octagon 51	2021		0.0	3.1	$322	$503	$322	$67	156%	4.73%	5.09%	1.15%	3.67%	2,719	83
Octagon 55	2021		0.1	3.1	$236	$393	$251	$115	157%	4.61%	4.89%	1.15%	3.67%	2,701	80
Octagon 58	2022		1.0	4.0	$538	$655	$550	$129	119%	4.96%	4.44%	1.45%	3.72%	2,740	82
Octagon XIV	2012	RS Q2-17 / RF Q1-21	0.0	0.0	$0	$463	$0	$463	NM	9.54%	0.05%	0.98%	3.27%	2,586	71
OCP Euro 2019-3	2019		0.0	2.1	$54	$71	$48	$10	149%	0.63%	5.24%	0.82%	4.00%	2,761	63
OFSI BSL VIII	2017	RF Q1-21	0.0	0.0	$0	$159	$0	$159	NM	9.09%	1.92%	1.00%	3.40%	2,906	51
Prudential Dryden 53	2018		0.0	0.0	$14	$329	$78	$247	424%	10.10%	2.78%	1.12%	3.53%	2,668	95
Prudential Dryden 64	2018		0.0	0.0	$136	$463	$251	$210	184%	9.94%	1.39%	0.97%	3.58%	2,917	95
Prudential Dryden 68	2019	RS Q3-21	0.0	3.0	$368	$520	$394	$21	132%	10.27%	4.02%	1.17%	3.64%	2,743	98
Prudential Dryden 85	2020	RS Q3-21	0.3	3.3	$372	$446	$384	$5	116%	9.77%	4.85%	1.15%	3.67%	2,740	97
Prudential Dryden 88 Euro	2021		0.0	2.6	$17	$11	$14	$0	82%	7.31%	4.88%	0.85%	4.11%	3,070	56
Prudential Dryden 94	2022		0.9	4.0	$476	$562	$481	$88	117%	7.90%	5.59%	1.44%	3.71%	2,754	99
Prudential Dryden 109[2]	2022		0.8	3.8	$248	$285	$114	$117	251%	8.40%	4.68%	1.38%	3.70%	2,779	99
Regatta VII	2016		0.0	3.0	$114	$169	$106	$1	160%	6.38%	2.84%	1.16%	3.53%	2,701	90
Regatta XIX[2]	2022		0.7	3.8	$141	$182	$22	$128	829%	3.16%	5.33%	1.11%	3.50%	2,593	88
Regatta XX	2021		0.2	3.3	$325	$440	$320	$14	138%	4.17%	4.89%	1.16%	3.60%	2,605	89
Regatta XXI	2021		0.3	3.3	$278	$384	$274	$0	140%	3.70%	4.85%	1.18%	3.52%	2,609	89
Regatta XXII[2]	2022		1.1	4.1	$9	$0	$0	$0	NM	2.28%	5.07%	1.54%	3.50%	2,568	86
Regatta XXIV	2021		0.5	3.6	$132	$173	$63	$80	275%	3.98%	4.21%	1.16%	3.50%	2,624	88
Rockford Tower 2019-1	2019		0.0	2.7	$355	$498	$326	$115	153%	6.16%	5.72%	1.12%	3.75%	2,764	86
Rockford Tower 2021-3	2021		0.3	3.3	$822	$1,247	$793	$115	157%	4.64%	4.76%	1.20%	3.77%	2,853	85
Steele Creek 2018-1	2018		0.0	0.0	$11	$490	$79	$422	619%	9.00%	1.56%	1.01%	3.66%	2,837	78
Steele Creek 2019-1	2019	RF Q3-21	0.0	0.8	$164	$321	$181	$144	178%	8.56%	3.67%	1.19%	3.69%	2,687	77
Zais 3	2015	RS Q2-18	0.0	0.0	$37	$340	$199	$152	171%	11.74%	-0.03%	1.21%	4.22%	2,863	79
Zais 5	2016	RF Q1-21	0.0	0.0	$0	$50	$0	$50	NM	25.51%	-1.41%	1.25%	4.22%	3,339	40
Zais 6	2017	RF Q2-21	0.0	0.0	$0	$43	$0	$43	NM	18.43%	-1.45%	1.20%	3.88%	2,947	56
Zais 7	2017		0.0	0.0	$0	$354	$0	$354	NM	15.95%	-2.60%	1.29%	3.92%	3,017	70
Zais 8	2018		0.0	0.0	$0	$15	$0	$15	NM	24.03%	-1.65%	0.95%	4.08%	3,307	50
Zais 9	2018	RP Q3-20	0.0	0.1	$5	$0	$27	$0	NM	11.45%	-0.65%	1.20%	4.03%	2,830	81
ALM VIII	2013	RS Q4-16 / Called Q1-20	0.0	0.0	$0	$0	$0	$0	NM	N/A	N/A	N/A	N/A	N/A	N/A
Blackstone Taconic Park	2016	Called Q1-22	0.0	0.0	$0	$12	$0	$12	NM	N/A	N/A	N/A	N/A	N/A	N/A
First Eagle Wind River 2016-1	2016	RF Q3-18 / Called Q1-22	0.0	0.0	$0	$0	$0	$0	NM	N/A	N/A	N/A	N/A	N/A	N/A
Total/Weighted Average[3]			0.3	2.7	$27,115	$50,395	$27,676	$17,636		6.30%	4.53%	1.23%	3.67%	2,838	82
Positions no longer held as of June 30, 2023					$9	$67	$31	$31							
Total including positions no longer held as of June 30, 2023					$27,124	$50,462	$27,707	$17,667							

1. The portfolio level data contained herein is derived from the Company's 2023 Semiannual Report, interim quarterly unaudited financial statements and/or other related financial information, CLO trustee reports, custody statements and/or other information received from CLO collateral managers. Excludes CLO debt and loan accumulation facilities. Dollar amounts in thousands.
2. As of June 30, 2023, the CLO either had not reached its first payment date or, in the case of secondary purchases, had not made a payment since the Company owned the security.
3. Weighted average calculations exclude called CLOs and newly issued CLOs for which lookthrough data is not yet available.

Changes in Effective Yield



The following table represents changes made to effective yields from the prior quarter end

CLO Equity Holdings (as of June 30, 2023)	Effective Yield as of March 31, 2023	Effective Yield as of June 30, 2023	Change in Effective Yield	CLO Equity Holdings (as of June 30, 2023)	Effective Yield as of March 31, 2023	Effective Yield as of June 30, 2023	Change in Effective Yield
Anchorage Credit Funding 12	14.24%	13.67%	-0.57%	First Eagle Lake Shore MM I	24.43%	25.01%	0.58%
Anchorage Credit Funding 13	11.55%	11.13%	-0.42%	First Eagle Wind River 2013-2	0.00%	0.00%	
Ares XXXIV	20.63%	17.36%	-3.27%	First Eagle Wind River 2014-1	0.00%	0.00%	
Ares XLI	17.32%	15.30%	-2.02%	First Eagle Wind River 2014-3	0.00%	0.00%	
Ares XLIII	15.09%	12.81%	-2.28%	First Eagle Wind River 2017-1	17.29%	18.28%	0.99%
Ares XLIV	15.68%	13.33%	-2.36%	First Eagle Wind River 2017-3	16.54%	16.23%	-0.31%
Ares XLVII	18.57%	8.84%	-9.73%	First Eagle Wind River 2018-1	13.40%	11.88%	-1.52%
Ares LI	18.68%	16.73%	-1.96%	First Eagle Wind River 2019-2	24.17%	24.62%	0.45%
Ares LVIII	17.18%	16.04%	-1.14%	First Eagle Wind River 2022-2	25.90%	26.71%	0.81%
Ares LXIV	19.70%	19.57%	-0.13%	Generate 9	22.36%	23.04%	0.68%
Bain 2021-1	16.96%	16.52%	-0.44%	Greywolf CLO IV	18.35%	20.44%	2.09%
Bardin Hill 2021-2	21.94%	21.65%	-0.29%	HarbourView VII	0.00%	0.00%	
Barings 2018-1	10.15%	4.12%	-6.03%	KKR 36	19.75%	21.15%	1.40%
Barings 2019-I	19.58%	19.45%	-0.13%	Marathon VI	0.00%	0.00%	
Barings 2019-II	19.61%	17.97%	-1.64%	Marathon VII	0.00%	0.00%	
Barings 2020-I	34.07%	34.38%	0.31%	Marathon VIII	0.00%	0.00%	
Barings 2021-II	20.35%	20.39%	0.04%	Marathon X	0.00%	0.00%	
Barings 2021-III	17.95%	17.31%	-0.63%	Marathon XI	0.00%	0.00%	
Barings 2022-I	23.75%	22.97%	-0.78%	Marathon XII	0.00%	0.00%	
Barings 2022-II	32.08%	33.18%	1.10%	MJX Venture 41	22.30%	22.84%	0.54%
Blackstone Basswood Park	13.19%	12.33%	-0.86%	Muzinich 1988 CLO 1	6.25%	7.61%	1.36%
Blackstone Bear Mountain Park	15.37%	17.06%	1.69%	Muzinich 1988 CLO 2	6.21%	6.44%	0.23%
Blackstone Bethpage Park	17.25%	14.47%	-2.78%	OCP Euro CLO 2019-3	17.16%	20.04%	2.88%
Blackstone Bristol Park	0.00%	0.00%		Octagon 26	16.34%	2.28%	-14.05%
Blackstone Dewolf Park	0.00%	0.00%		Octagon 27	15.33%	2.64%	-12.69%
Blackstone Kings Park[2]		25.07%	New	Octagon 29	11.57%	10.20%	-1.37%
Blackstone Whetstone Park	16.55%	14.26%	-2.29%	Octagon 37	10.28%	5.24%	-5.03%
BlueBay AM Euro II	14.23%	27.78%	13.55%	Octagon 44	17.76%	15.49%	-2.27%
BlueMountain 2013-2	0.00%	0.00%		Octagon 46	36.00%	34.08%	-1.93%
BlueMountain 2018-I	34.55%	7.85%	-26.70%	Octagon 48	17.31%	17.61%	0.30%
BlueMountain XXIII	13.46%	10.26%	-3.20%	Octagon 50	26.31%	25.26%	-1.05%
BlueMountain XXIV	29.53%	28.36%	-1.17%	Octagon 51	16.38%	16.67%	0.29%
BlueMountain XXV	26.67%	25.02%	-1.66%	Octagon 55	15.44%	14.50%	-0.94%
Brigade Battalion IX	7.75%	5.09%	-2.66%	Octagon 58	21.10%	21.75%	0.65%
Brigade Battalion XVIII	35.69%	36.53%	0.83%	Octagon XIV	0.00%	0.00%	
Brigade Battalion XIX	25.93%	26.33%	0.39%	OFSI BSL VIII	0.00%	0.00%	
Brigade Battalion XXIII	23.26%	23.58%	0.32%	Prudential Dryden 53	9.18%	0.00%	-9.18%
Carlyle GMS 2014-5	12.48%	0.00%	-12.48%	Prudential Dryden 64	29.13%	12.05%	-17.08%
Carlyle GMS 2017-4	4.02%	0.00%	-4.02%	Prudential Dryden 66 Euro	0.85%	0.00%	-0.85%
Carlyle GMS 2018-1	11.87%	2.29%	-9.58%	Prudential Dryden 68	17.71%	16.20%	-1.51%
Carlyle GMS 2018-4	14.05%	9.62%	-4.44%	Prudential Dryden 78	17.26%	0.00%	-17.26%
Carlyle GMS 2019-4	21.84%	20.33%	-1.50%	Prudential Dryden 85	26.74%	25.24%	-1.50%
Carlyle GMS 2021-1	23.38%	22.38%	-1.00%	Prudential Dryden 88 Euro	13.53%	13.96%	0.43%
Carlyle GMS 2021-4	15.19%	14.85%	-0.34%	Prudential Dryden 94	23.01%	23.06%	0.05%
Carlyle GMS 2021-7	19.74%	18.81%	-0.93%	Prudential Dryden 109	21.39%	21.85%	0.45%
Carlyle GMS 2022-1	21.67%	20.32%	-1.35%	Regatta VII	13.42%	11.17%	-2.25%
CIFC Funding 2013-II	10.28%	0.00%	-10.28%	Regatta VII R1A Fee Note	52.37%	0.00%	-52.37%
CIFC Funding 2014	0.00%	1.68%	1.68%	Regatta VII R2 Fee Note	101.30%	0.00%	-101.30%
CIFC Funding 2014-III	2.26%	0.95%	-1.31%	Regatta XX	18.24%	18.92%	0.68%
CIFC Funding 2014-IV	11.42%	12.94%	1.52%	Regatta XXI	17.56%	18.18%	0.62%
CIFC Funding 2015-III	0.00%	0.00%		Regatta XXII[2]		20.69%	New
CIFC Funding 2019-III	18.25%	18.90%	0.65%	Regatta XIX	21.64%	22.01%	0.37%
CIFC Funding 2019-IV	16.36%	16.77%	0.41%	Regatta XXIV	20.13%	20.33%	0.20%
CIFC Funding 2019-V	20.24%	20.01%	-0.23%	Rockford Tower 2019-1	18.60%	21.46%	2.86%
CIFC Funding 2020-I	31.04%	31.66%	0.62%	Rockford Tower 2021-3	15.93%	17.20%	1.27%
CIFC Funding 2020-II	21.41%	21.42%	0.01%	Steele Creek CLO 2018-1	4.06%	0.00%	-4.06%
CIFC Funding 2020-IV	20.29%	20.49%	0.20%	Steele Creek CLO 2019-1	12.47%	11.37%	-1.09%
CIFC Funding 2021-III	18.57%	18.98%	0.41%	Zais 3	12.25%	0.00%	-12.25%
CIFC Funding 2021-VI	18.82%	18.69%	-0.13%	Zais 5	0.00%	0.00%	
CIFC Funding 2022-I	18.69%	19.09%	0.40%	Zais 6	0.00%	0.00%	
CIFC Funding 2022-VI	15.13%	14.42%	-0.72%	Zais 7	0.00%	0.00%	
CSAM Madison Park XXI	27.53%	27.25%	-0.28%	Zais 8	0.00%	0.00%	
CSAM Madison Park XXII	20.56%	20.95%	0.39%	Zais 9	5.71%	0.00%	-5.71%
CSAM Madison Park XXXIV	26.18%	25.03%	-1.14%				
CSAM Madison Park XL	16.01%	12.82%	-3.20%	**Weighted Average**	**15.87%**	**15.21%**	
CSAM Madison Park XLIV	21.55%	20.86%	-0.69%				
CSAM Madison Park XLVII	20.67%	21.27%	0.60%	**Called CLO Equity Holdings[2]**			
Cutwater 2015-I	0.00%	0.00%					
Eaton Vance 2015-1	11.81%	3.24%	-8.57%	ALM VIII Preferred Shares	0.00%	0.00%	
Eaton Vance 2020-2	21.16%	22.25%	1.08%	Blackstone Taconic Park	0.00%	0.00%	
Elmwood 14[2]		20.14%	New	First Eagle Wind River 2016-1	0.00%	0.00%	
Elmwood 17[2]		19.41%	New	**Weighted Average**	**15.86%[3]**	**15.22%[4]**	

1. Source: Consolidated Schedule of Investments of the Company's March 31, 2023 unaudited financial statements and 2023 Semiannual report.
2. These CLOs were called and final equity payments were pending as of the last day of the quarter.
3. Weighted average effective yield of CLO Equity investments held as of March 31, 2023 (inclusive of securities sold during Q2 2023 and not reflected in this schedule) was 15.82%.
4. Weighted average effective yield of CLO Equity investments excluding securities purchased or sold during Q2 2023 is 15.23%.



As of June 30, 2023, ECC's portfolio was invested across 180 CLO investments

Summary of ECC's Portfolio of Investments[1]



Cash 5.5%
Other 4.9%
Loan Accumulation Facilities 4.9%
CLO Debt 9.5%
CLO Equity 75.2%

Cash: $41.1 million

Summary of Underlying Portfolio Characteristics[2]

	Q2 2023	Q1 2023	Q4 2022	Q3 2022	Q2 2022
Number of Unique Underlying Loan Obligors	1,784	1,872	1,868	1,864	1,862
Largest Exposure to an Individual Obligor	0.76%	0.92%	0.93%	0.84%	0.83%
Average Individual Loan Obligor Exposure	0.06%	0.05%	0.05%	0.05%	0.05%
Top 10 Loan Obligors Exposure	5.68%	6.27%	6.16%	5.79%	5.71%
Currency: USD Exposure	99.57%	98.18%	98.53%	98.65%	98.46%
Aggregate Indirect Exposure to Senior Secured Loans[3]	96.33%	96.20%	96.88%	93.94%	93.91%
Weighted Average Junior Overcollateralization (OC) Cushion	4.53%	4.85%	4.12%	4.24%	4.20%
Weighted Average Market Value of Loan Collateral	94.64%	93.58%	92.14%	91.41%	91.72%
Weighted Average Stated Loan Spread	3.67%	3.67%	3.63%	3.63%	3.60%
Weighted Average Loan Rating[4]	B+/B	B+/B	B+/B	B+/B	B+/B
Weighted Average Loan Maturity	4.5 years	4.6 years	4.6 years	4.7 years	4.8 years
Weighted Average Remaining CLO Reinvestment Period	2.7 years	2.9 years	3.0 years	3.2 years	3.3 years

1. The summary of portfolio investments and cash shown is based on the estimated fair value of the underlying positions and cash net of pending trade settlements as of June 30, 2023.
2. The information presented herein is on a look-through basis to the collateralized loan obligation, or "CLO", equity held by the Company as of the period ends noted above (except as otherwise noted) and reflects the aggregate underlying exposure of the Company based on the portfolios of those investments. The data is estimated and unaudited and is derived from CLO trustee reports received by the Company relating to the period ends noted above and from custody statements and/or other information received from CLO collateral managers and other third party sources. Information relating to the market price of underlying collateral is as of month end; however, with respect to other information shown, depending on when such information was received, the data may reflect a lag in the information reported. As such, while this information was obtained from third party data sources, period end trustee reports and similar reports, other than market price, it does not reflect actual underlying portfolio characteristics as of the period ends noted above and this data may not be representative of current or future holdings. The weighted average remaining reinvestment period information is based on the fair value of CLO equity investments held by the Company at the end of the reporting periods.
3. We obtain exposure in underlying senior secured loans indirectly through CLOs.
4. Credit ratings shown are based on those assigned by Standard & Poor's Rating Group, or "S&P," or, for comparison and informational purposes, if S&P does not assign a rating to a particular obligor, the weighted average rating shown reflects the S&P equivalent rating of a rating agency that rated the obligor provided that such other rating is available with respect to a CLO equity or related investment held by us. In the event multiple ratings are available, the lowest S&P rating, or if there is no S&P rating, the lowest equivalent rating, is used. The ratings of specific borrowings by an obligor may differ from the rating assigned to the obligor and may differ among rating agencies. For certain obligors, no rating is available in the reports received by the Company. Such obligors are not shown in the graphs and, accordingly, the sum of the percentages in the graphs may not equal 100%. Ratings below BBB- are below investment grade. Further information regarding S&P's rating methodology and definitions may be found on its website (www.standardandpoors.com). This data includes underlying portfolio characteristics of the Company's CLO equity.

ECC SUPPLEMENTAL INFORMATION
Obligor and Industry Exposures



As of June 30, 2023, ECC has exposure to 1,784 unique underlying borrowers across a range of industries

Obligor and Industry Exposure

Top 10 Underlying Obligors[1]	% Total	Top 10 Industries of Underlying Obligors[1]	% Total
Asurion	0.8%	Technology: Software & Services	11.5%
Cablevision	0.6%	Media	7.4%
Athenahealth	0.6%	Health Care Providers & Services	5.8%
Medline Industries	0.6%	Hotels, Restaurants & Leisure	4.9%
Numericable	0.6%	Commercial Services & Supplies	4.4%
Virgin Media	0.5%	Insurance	4.0%
Centurylink	0.5%	Diversified Financial Services	3.9%
Transdigm	0.5%	Diversified Telecommunication Services	3.9%
Mcafee	0.5%	Technology: Hardware & Equipment	3.8%
Acrisure	0.5%	Chemicals	3.3%
Total	**5.7%**	**Total**	**52.9%**

Note: Amounts shown are rounded and therefore totals may not foot.

1. The information presented herein is on a look-through basis to the collateralized loan obligation, or "CLO", equity held by the Company as of June 30, 2023 (except as otherwise noted) and reflects the aggregate underlying exposure of the Company based on the portfolios of those investments. The data is estimated and unaudited and is derived from CLO trustee reports received by the Company relating to June 2023 and from custody statements and/or other information received from CLO collateral managers and other third party sources. Information relating to the market price of underlying collateral is as of month end; however, with respect to other information shown, depending on when such information was received, the data may reflect a lag in the information reported. As such, while this information was obtained from third party data sources, June 2023 trustee reports and similar reports, other than market price, it does not reflect actual underlying portfolio characteristics as of June 30, 2023 and this data may not be representative of current or future holdings.



Maturity Distribution of Underlying Obligors[1]

Prior to 2025, only 1.8% of ECC's underlying loan portfolio matures

% of Fund Exposure

Maturity	%
2023	0.2%
2024	1.6%
2025	9.9%
2026	13.3%
2027	17.6%
2028	38.6%
2029	13.9%
2030+	4.9%

Maturity

SELECTED MARKET DATA





SELECTED MARKET DATA
Credit Fundamentals





Average Leverage Multiples of Outstanding Loans (Debt/EBITDA)[1]



Average Interest Coverage Multiples of Outstanding Loans (EBITDA/Interest)[1]



Average Leverage Multiples of Newly Issued Loans (Debt/EBITDA)[2]



Average Interest Coverage Multiples of Newly Issued Loans (EBITDA/Interest)[2]

Source: Pitchbook LCD.
1. Data based on the weighted average ongoing leverage and interest coverage multiples of all public issuers within the Morningstar LSTA US Leveraged Loan Index. As of March 31, 2023, this included approximately $187.8 billion of outstanding loans.
2. Data based on the average point-in-time leverage and interest coverage multiples of newly issued large corporate loans during the period and does not reflect their ongoing financial performance.

32

SELECTED MARKET DATA
Credit Fundamentals







Source: Pitchbook LCD.

1. Data based on the average annual revenue and EBITDA change (YoY) for public issuers within the Morningstar LSTA US Leveraged Loan Index. As of March 31, 2023, this included approximately $187.8 billion of outstanding loans.

SELECTED MARKET DATA
Liquidity Considerations



- Secondary trading is conducted through BWICs ("Bids Wanted in Competition") and privately negotiated sales
- CLO debt and equity tranches typically settle electronically via DTC and trade on a T+2 basis

Annual CLO Trading Volume

(Billions)

Year	Non-Investment Grade Rated CLO Tranches	Investment Grade Rated CLO Tranches	Total
2011	$15.3	$24.1	$39.5
2012	$70.5	$35.4	$106.0
2013	$36.6	$42.7	$79.4
2014	$32.3	$47.7	$80.0
2015	$39.1	$52.0	$91.1
2016	$37.8	$52.2	$89.9
2017	$42.1	$26.2	$68.4
2018	$28.2	$45.7	$73.9
2019	$36.1	$74.8	$110.9
2020	$50.7	$133.9	$184.6
2021	$61.3	$79.1	$140.4
2022	$46.9	$153.5	$200.4
YTD 2023	$19.9	$70.9	$90.8

There was over $140 billion of CLO trading volume annually on average over the last 5 years

Source: J.P. Morgan, FINRA reported CBO/CDO/CLO trading volume, Reg S transactions are not included. The total activity of the market is unpublished and although these numbers are not perfect, Eagle Point believes they are directionally accurate. Data as of June 30, 2023.

COMPANY INFORMATION





Eagle Point Credit Company Inc.
600 Steamboat Road, Suite 202
Greenwich, CT 06830
www.EaglePointCreditCompany.com

ICR (Media and Investor Relations)
IR@eaglepointcredit.com
(203) 340 8510